EXHIBIT 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS

     Sales increased 9.5% in fiscal 1995 compared to fiscal 1994, and 6.5% in fiscal 1994 compared to fiscal 1993. These increases reflect unit sales growth in most product categories and continued preference for our product line by professional alarm installation and service companies. The Company s recent international initiative, further described below, is a major commitment to the accomplishment of long term sales growth.
     Gross profit margins remained relatively consistent on a quarterly basis during fiscal 1995, at approximately 39% of net sales. Overall, gross profit margins improved in fiscal 1995 versus fiscal 1994 and declined in fiscal 1994 versus 1993. During these three years, the gross profit margins were approximately 39.3%, 37.7% and 38.7%, respectively. These fluctuations were attributable to varying margins associated with the products being sold during the corresponding periods. Historically, competitive market conditions have caused average sales prices to decrease. It is projected that prices will continue to decline in fiscal 1996, consistent with historical trends. The Company is adding reduced featured versions of its standard product line to accommodate this trend. Gross profit margins in fiscal 1996 are also projected to be impacted by the international initiative.
     The Company believes that an aggressive foreign sales program could eventually result in sales equal to the sales levels it has accomplished in the United States. During fiscal 1995, an international subsidiary was established to address this potential market. An experienced international executive was appointed to lead this operation. Branch offices were established in Australia, Hong Kong and France. A manufacturing facility in Southeast Asia has been leased and manufacturing operations at this facility are targeted to commence in October 1995. The Company believes this facility will allow the Company to achieve reduced manufacturing costs in the future when associated volumes increase.
     Interest expense for fiscal 1995 remained consistent with fiscal 1994 and decreased by 29% in fiscal 1994 from fiscal 1993. This decrease was primarily due to the repayment of the Company's subordinated convertible debentures in December 1992.
     Production expenses increased by 6.5% and 8% for fiscal 1995 versus 1994 and fiscal 1994 versus 1993, respectively. These increases are consistent with the corresponding increases in sales. The Company expects production expenses to increase in fiscal 1996 due to the start-up of its Southeast Asia manufacturing facility.
     Except for a non-recurring licensing payment made during fiscal 1994, development expenses remained consistent with fiscal 1994. The increase of 18% in 1994 versus 1993 resulted from the investment in development expenses associated with the Company s wireless programs.
     Marketing, administrative and general expenses increased by 11%, relative to the prior years, in both fiscal years 1995 and 1994. These increases are consistent with the increase in sales. Additionally, fiscal 1995 reflects two receivable write-offs associated with insolvency proceedings initiated by distributor accounts. The Company expects marketing and administrative expenses to increase during fiscal 1996 due to the start-up of the international venture.
     Pretax income was $2,592,000 in fiscal 1995 compared to $1,571,000 in fiscal 1994 and $2,356,000 in fiscal 1993. This reflects the sales growth in fiscal 1995 of our DS250 series smoke detector and new multiplex control line, which were introduced in fiscal 1994. Pretax income also reflects bad debt write-offs associated with insolvency filings by two distributors. The decline in pretax income for fiscal 1994 as compared with fiscal 1993 was the result of an increase in development and marketing expenses associated with the Company s wireless programs. The Company anticipates a reduction in pretax income for the forthcoming fiscal year as overhead expenses are expected to increase due to the start up of the international venture.
     The Company s effective income tax rates for the three years ended March 31, 1995 were 41.6%, 27.2% and 39.0%, respectively. The fiscal 1994 tax level was significantly lower than normal due to the retroactive reinstatement of research and development credits available to the Company by the Revenue Reconciliation Act of 1993 and the cumulative effect of an accounting change, as discussed in Note 1 to the financial statements. The fiscal 1995 increase was primarily due to a return to a more normal tax level. It was also impacted by the deconsolidation of Emergency Communications, Inc. in fiscal 1995 for income tax purposes. This occurred in January 1995, when the Company's equity ownership fell below 80%. Losses incurred after this date were not included in the consolidated tax provision, and losses previously recognized for tax purposes were recaptured. Net income as a percentage of sales remained consistent for fiscal 1995 as compared with fiscal 1994. Net income for fiscal 1995 was negatively impacted by the above noted increase in the provision for taxes.
     Although the Company has a broad customer base, it does have several customers who individually account for substantial amounts of business. Sales to the Company s largest customers accounted for 22% and 23%, 20% and 17% and 21% and 14% of total sales during fiscal 1995, 1994 and 1993, respectively. A significant change in purchases by one of these customers could result in significant fluctuations in sales and profit. During the last quarter of fiscal 1995, sales were down compared to the immediately prior quarter. This decrease was impacted by reductions in purchases by one national account. Although the sales to this account are not expected to return to prior levels, the Company s international venture is expected to minimize the impact by reducing its dependence on several large customers.
     The Security Escort personal safety system, marketed by the Company s Emergency Communications subsidiary, continues to generate considerable interest in the college and university community. The system is currently operational at two colleges. Additionally, the Company is exploring other distribution relationships to expand its market coverage.
     In fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting of Income Taxes," which resulted in a favorable impact on earnings of approximately $131,000. This credit relates to deferred taxes previously recorded at higher tax rates.
     During fiscal 1995, 1994 and 1993 inflation did not have a significant impact on the Company's business.

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LIQUIDITY AND CAPITAL RESOURCES

     On March 31, 1995, the Company had net working capital of $15.0 million, including approximately $7.0 million in cash, cash equivalents and short-term investments. This compares with net working capital of $13.5 million, including approximately $3.9 million in cash and cash equivalents at the end of fiscal 1994.
     The Company has bank commitments for revolving credit facilities totaling $9,000,000, that extend into fiscal 1998. These commitments include a five-year term loan provision for repayment of the balance due, if necessary. Although the Company expects that the start-up of its international venture will require significant amounts of cash, it believes that current working capital, along with available lines of credit are sufficient to meet such requirements. On a long term basis, most cash requirements of the international venture are expected to be derived from the operations of overseas subsidiaries.
     Accounts receivable decreased 8.9% at March 31, 1995 as compared with March 31, 1994. This decrease was attributed to the write-offs associated with the insolvency proceedings of two distributor accounts. Accounts receivable increased 5.6% in fiscal 1994 as compared with fiscal 1993. This increase was due to the increase in sales activity. The Company's standard credit terms are net 30 days, with variations depending on pricing and prepayment discounts.
     Inventories decreased by 10.1% at March 31, 1995 as compared with March 31, 1994 and increased 19.1% at March 31, 1994 as compared with March 31,1993. The increase in fiscal 1994 and the subsequent decrease in fiscal 1995, relate to inventory buildups at the end of 1994 associated with several new products introduced during that time period. As product demand levels were established, production levels were adjusted accordingly. The Company expects inventory levels to increase in fiscal 1996 in order to support its international venture. The Company regularly reviews its reserve for obsolescence and adjusts it accordingly. Occasionally, a new product will render another obsolete. However, it has been the Company s policy to time the release of new products to minimize this impact.
     Prepaid expenses and other assets increased by 15.2% and 20.6% for fiscal 1995 versus 1994 and fiscal 1994 versus 1993, respectively.
These increases were related to the timing of payments on the Company's commercial insurance package and property taxes.
     The Company continually reviews its capital assets and upgrades them as required to insure that its technical and manufacturing capabilities stay on the leading edge of the industries it serves. The Company expects to spend approximately $700,000 on manufacturing equipment for the Southeast Asia facility.
     Accounts payable increased 73.6% in fiscal 1995 as compared to fiscal 1994 and decreased by 42.8% in fiscal 1994 as compared to fiscal 1993. These changes were primarily attributable to timing of payments at the respective year-ends.
     Accrued payroll and benefits increased 16.4% for fiscal 1995 versus 1994 and decreased 22.4% for fiscal 1994 versus 1993. These fluctuations were attributable to performance bonus accruals established at the respective year-ends.
     Other accrued liabilities decreased 19.0% in fiscal 1995 as compared with fiscal 1994 and remained consistent for fiscal 1994 as compared with fiscal 1993. The decrease was primarily due to payment of unemployment insurance premiums during the last quarter of fiscal 1995 versus the accrual of such liabilities at the end of fiscal 1994.
     The Company is dedicated to promoting shareholder value through long term profitability and growth and believes that continued investments in future product development are essential to this goal. For this reason, it has been the Company's policy to not pay cash dividends.